UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Akili, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

00974B107

(CUSIP Number)

Daphne Zohar

PureTech Health plc

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00974B107	13D	Page 1 of 8 pages

1	Names of Reporting Persons PureTech Health plc
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO/WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,527,477
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,527,477

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,527,477
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.7%
14	Type of Reporting Person CO

CUSIP No. 00974B107	13D	Page 2 of 8 pages

1	Names of Reporting Persons PureTech Health LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO/WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,527,477
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,527,477

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,527,477
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 00974B107	13D	Page 3 of 8 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Akili, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 125 Broad Street, 5th Floor, Boston, MA 02110.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

PureTech Health plc; and

PureTech Health LLC (“PureTech Health”).

PureTech Health plc is a corporation organized under the laws of England and Wales. PureTech Health is a limited liability company organized under the laws of Delaware. Voting and investment power over the shares held by PureTech Health is exercised by its parent entity, PureTech Health plc, which is its sole member. The board of directors of PureTech Health plc consists of Ms. Sharon Barber-Lui, Dr. Bharatt Chowrira, Dr. Raju Kucherlapati, Dr. John LaMattina, Dr. Robert Langer, Ms. Kiran Mazumdar-Shaw, Dame Marjorie Scardino, Mr. Christopher Viehbacher and Ms. Daphne Zohar (collectively, the “Related Persons”). None of the members of the board of directors of PureTech Health plc or PureTech Health has individual voting or investment power with respect to such shares. The business address for PureTech Health and the individuals listed above is c/o PureTech Health LLC, 6 Tide Street, Boston, Massachusetts 02210. The business address of PureTech Health plc is c/o Tmf Group 8th Floor, 20 Farringdon Street, London, United Kingdom, EC4A 4AB. The Reporting Persons’ and the Related Persons’ present principal occupation is biotechnology research and development.

During the last five years, none of the Reporting Persons or the Related Persons have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Business Combination

On August 19, 2022 (the “Closing Date”), Social Capital Suvretta Holdings Corp. I, a Cayman Islands exempted company with limited liability (“SCS”), Karibu Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of SCS, and Akili Interactive Labs, Inc., a Delaware corporation (“Old Akili”), consummated the previously announced business combination (the “Merger”), pursuant to the terms of the Agreement and Plan of Merger, dated as of January 26, 2022, as amended, by and among SCS, Merger Sub and Old Akili (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Old Akili, with Old Akili surviving as a wholly owned subsidiary of the Issuer. In connection with the Merger, SCS changed its name to “Akili, Inc.”

CUSIP No. 00974B107	13D	Page 4 of 8 pages

At the effective time of the Merger, among other things, each share of Old Akili common stock and preferred stock outstanding as of immediately prior to the effective time of the Merger was canceled and converted into Common Stock in accordance with the terms of the Merger Agreement. In the Merger, PureTech Health received 12,027,477 shares of Common Stock in exchange for its Old Akili securities.

Also, pursuant to the terms of the Merger Agreement, certain former holders of Old Akili common shares, preferred shares, stock options and warrants and certain service providers of Old Akili (the “Earnout Service Providers” and together with the “Old Akili Holders, the “Earnout Recipients”) received the right to acquire their pro rata portion of an aggregate of 7,536,549 additional shares of Common Stock (the “EarnOut Shares”), which will vest in the event the price per share of the Common Stock exceeds certain thresholds for any 20 trading days within any 30-trading day period on or prior to January 13, 2027 or upon certain change of control transactions (each, an “Earnout Condition”), as set forth in the Merger Agreement.

Upon the satisfaction of an Earnout Condition, the applicable portion of the Earnout Shares will be allocated on a pro rata basis to the Earnout Recipients based on their holdings of Common Stock at the time of the satisfaction of the Earnout Condition.

At the Closing, the Issuer deposited the Earnout Shares into an escrow account for the benefit of the Earnout Recipients. Before the Earnout Shares are released from escrow, such shares: (i) entitle PureTech Health to the rights of the holders of shares of Common Stock, including the right to vote or to receive dividends, distributions or other payment of any kind in respect of such Earnout Shares; (ii) will not bear interest; and (iii) are not assignable or transferable, except by operation of law, will or intestacy. Based on the number of shares held by Earnout Recipients on August 19, 2022, PureTech would have been entitled to vote 1,661,966 of the Earnout Shares.

PIPE Investment

On the Closing Date, concurrently with the closing of the Merger, certain investors (the “PIPE Investors”), including PureTech Health, purchased from the Issuer an aggregate of 16.2 million shares of Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share, pursuant to separate subscription agreements entered into and effective as of January 26, 2022 (each a “Subscription Agreement”). PureTech Health purchased 500,000 PIPE Shares for a purchase price of $5.0 million.

PureTech Health obtained the funds for the purchase of the PIPE Shares from its working capital.

CUSIP No. 00974B107	13D	Page 5 of 8 pages

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is herein incorporated by reference.

On the Closing Date, Bharatt Chowrira, who serves as the President and as a director of PureTech Health plc, was elected to the Board of Directors of the Issuer. As a director of the Issuer, Dr. Chowrira may have the ability to affect and influence control of the Issuer until such time of his resignation.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Merger and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 00974B107	13D	Page 6 of 8 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 85,395,207 shares of Common Stock outstanding as of August 19, 2022, following the Merger, as disclosed in the Issuer’s Current Report on Form 8-K filed on August 23, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
PureTech Health plc	12,527,477	14.7%	0	12,527,477	0	12,527,477
PureTech Health LLC	12,527,477	14.7%	0	12,527,477	0	12,527,477

The shares of Common Stock reported herein are held of record by PureTech Health. PureTech Health plc is the sole member of PureTech Health.

(c)	Except as described in Item 3, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration and Stockholder Rights Agreement

On the Closing Date, the Issuer, and certain stockholders of the Issuer (including certain former stockholders of Old Akili, including PureTech Health), entered into an amended and restated registration and stockholder rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the stockholders party thereto were granted certain registration rights with respect to their Common Stock. Specifically, the Issuer has agreed to submit to or file with the SEC a shelf registration statement covering the resale of all the registrable securities (as defined in the Registration Rights Agreement) on a delayed or continuous basis. The Registration Rights Agreement also provides customary demand, piggyback and block trade registration rights. The Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the Registration Rights Agreement and (ii) with respect to any party thereto, the date that such party no longer holds any registrable securities.

CUSIP No. 00974B107	13D	Page 7 of 8 pages

Lock-Up Agreement

On the Closing Date, PureTech Health executed a Lock-Up Agreement with the Issuer, pursuant to which PureTech Health has agreed not to transfer its shares of Common Stock received in the Merger (the “Lock-Up Shares”) for a period ending on the earlier of (i) the date on which the SEC declares effective the first registration statement on Form S-1 filed by the Issuer to register the resale of the PIPE Shares and (ii) (x) for 33% of the Lock-Up Shares, the date which the last reported sale price of Common Stock equals or exceeds $12.50 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the closing date of the Merger and (y) for an additional 50% of the Lock-Up Shares, the date which the last reported sale price of the Common Stock equals or exceeds $15.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 30 days after the closing date of the Merger. For the avoidance of doubt, the Lock-Up Period for any Lock-Up Shares for which the Lock-Up Period has not ended on the date that is 180 days after the Closing Date shall end on such 180th day after the Closing Date.

PIPE Shares Subscription Agreement

Additionally, pursuant to the Subscription Agreements, the Issuer granted certain registration rights to the PIPE Investors with respect to the PIPE Shares. Pursuant to such registration rights, the Issuer has agreed to file a registration statement with the SEC to register the resale of the PIPE Shares within 30 days after the Closing Date.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement.

2	Agreement and Plan of Merger, dated as of January 26, 2022, by and among the Issuer, Karibu Merger Sub, Inc., and Akili Interactive Labs, Inc. (incorporated by reference to Exhibit 2.1 of the Issuer’s Registration Statement on Form S-4, originally filed on February 14, 2022).

3	Amended and Restated Registration Rights Agreement, by and among the Issuer and certain stockholder listed therein, dated as of August 19, 2022 (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed on August 23, 2022).

4	Lock-Up Agreement, by and among the Issuer, the sponsors and certain stockholders listed therein, dated as of August 19, 2022 (incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K filed on August 23, 2022).

5	Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement on Form S-4, originally filed on February 14, 2022).

CUSIP No. 00974B107	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2022

PureTech Health plc

By:	/s/ Daphne Zohar
Name:	Daphne Zohar
Title:	Chief Executive Officer

PureTech Health LLC

By:	/s/ Daphne Zohar
Name:	Daphne Zohar
Title:	Chief Executive Officer